Golden Phoenix Minerals, Inc.
125 East Main Street, Suite 602
American Fork, Utah 84003

October 27, 2014

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:         Golden Phoenix Minerals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed April 14, 2014
File No. 000-22905

Ladies and Gentlemen:

We respectfully request an extension until November 30, 2014 to respond to your comment letter dated October 15, 2014.   We are in the process of gathering the technical data to allow us to respond.

Thank you,

/s/ Dennis P. Gauger

Dennis P. Gauger
Chief Financial Officer